SINOHUB, INC.
6/F, BUILDING 51, ROAD 5, QIONGYU BLVD.
TECHNOLOGY PARK, NANSHAN DISTRICT
SHENZHEN, PEOPLE’S REPUBLIC OF CHINA 518057

January 27, 2010

VIA EDGAR

United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	SinoHub, Inc. Request to Withdraw Registration Statement on Form S-3 (File No. 333-163935) Filed December 22, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended (the “Securities Act”), SinoHub, Inc. (the “Registrant”) hereby respectfully requests the withdrawal, effectively immediately, of the Registrant’s Registration Statement on Form S-3 (File No. 333-163935), together with all exhibits thereto, filed with the U.S. Securities and Exchange Commission (the “Commission”) on December 22, 2009 (the “Registration Statement”).

The Registrant has received the letters dated January 13, 2010 and January 25, 2010, addressed to Mr. Henry T. Cochran, Chief Executive Officer of the Registrant, pursuant to which the Commission staff (the “Staff”) provided comments to the Registration Statement.  Based upon the Staff’s comments, the Registrant does not believe it is currently eligible to use Form S-3.  The Registrant confirms that the Registration Statement has not been declared effective and that no securities have been sold pursuant to it.  The Registrant believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.   Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.  The Registrant may undertake a subsequent private offering in reliance on Securities Act Rule 155(c) to the extent the Registrant may rely upon such rule.

The Registrant requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account to be offset against the filing fee for any future registration statement or registration statements.

If you have any questions regarding this application for withdrawal, please contact Greg White of Seyfarth Shaw LLP, at (617) 946-4853 or Mark Katzoff of Seyfarth Shaw LLP at (617) 946-4887.

Thank you for your time and attention to this matter.

Very truly yours,

/s/ Henry T. Cochran
Henry T. Cochran
Chief Executive Officer and President